Exhibit 99.2

Execution Version

SECOND SUPPLEMENTAL INDENTURE

Among

FORTIS INC.

As the Corporation

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

As Trustee

Dated as of May 14, 2021

$500,000,000 2.18% SENIOR UNSECURED NOTES DUE 2028

Exhibit A — Form of Note

i

THIS SECOND SUPPLEMENTAL INDENTURE, dated as of May 14, 2021, by and among FORTIS INC., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada, having its principal office at Fortis Place, Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador, Canada, A1E 3T2 (the “Corporation”), and Computershare Trust Company of Canada, as Trustee (herein called the “Trustee”).

WITNESSETH:

WHEREAS the Corporation has heretofore entered into an Indenture dated as of December 12, 2016 (the “Base Indenture”) with Computershare Trust Company of Canada, as Trustee;

WHEREAS the Corporation has heretofore entered into a First Supplemental Indenture to the Base Indenture dated as of December 12, 2016 (the “First Supplemental Indenture”) with Computershare Trust Company of Canada, as Trustee;

WHEREAS the Base Indenture and the First Supplemental Indenture are incorporated herein by reference and the Base Indenture, as amended and supplemented by the First Supplemental Indenture, as it may be further amended and supplemented to the date hereof, including by this Second Supplemental Indenture, is herein called the “Indenture”;

WHEREAS under the Indenture, new series of Securities may at any time be established in accordance with the provisions of the Indenture and the terms of such series may be described by a supplemental indenture executed by the Corporation and the Trustee;

WHEREAS the Corporation hereby proposes to create under the Indenture one series of Securities;

WHEREAS additional Securities of other series hereafter established, except as may be limited in the Indenture as at the time supplemented and modified, may be issued from time to time pursuant to the Indenture as at the time supplemented and modified; and

WHEREAS all conditions necessary to authorize the execution and delivery of this Second Supplemental Indenture and to make it a valid and binding obligation of the Corporation have been done or performed;

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Article I
THE NOTES

Section 1.01 Establishment. There is hereby established a new series of Securities to be issued under the Indenture, to be designated as the Corporation’s 2.18% senior unsecured notes due 2028 (the “Notes”).

There are to be authenticated and delivered $500,000,000 in aggregate principal amount of the Notes. No further Notes shall be authenticated and delivered pursuant to this Second Supplemental Indenture except as provided by Section 304, 305, 306, 307, 906 or 1106 of the Base Indenture and the last paragraph of Section 301 thereof. The Notes shall be issued in global form as book-entry securities, substantially in the form set forth in Exhibit A hereto.

The form of the Trustee’s Certificate of Authentication for the Notes shall be in substantially the form set forth in Exhibit A hereto.

Each Note shall be dated the date of authentication thereof and shall bear interest from the date of original issuance thereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for.

Section 1.02 Definitions. The following defined terms used in this Article I shall, unless the context otherwise requires, have the meanings specified below for purposes of the Notes, as applicable. Capitalized terms used herein for which no definition is provided herein shall have the meaning set forth in the Base Indenture.

“Business Day” means a day other than (i) a Saturday or a Sunday, (ii) a day on which banking institutions in Toronto, Ontario or St. John’s, Newfoundland and Labrador are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Corporate Trust Office of the Trustee is closed for business.

“Interest Payment Date” means each May 15 and November 15 of each year, commencing on November 15, 2021.

“Original Issue Date” means May 14, 2021.

“Regular Record Date” means, with respect to each Interest Payment Date, the close of business on the 15th calendar day prior to such Interest Payment Date (whether or not a Business Day).

“Stated Maturity” means May 15, 2028.

Section 1.03 Payment of Principal and Interest.

A.)	Notes

The principal of the Notes shall be due at the Stated Maturity (unless earlier redeemed). The unpaid principal amount of the Notes shall bear interest at the rate of 2.18% per annum until paid or duly provided for, such interest to accrue from the Original Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for. Interest shall be paid semi-annually in arrears on each Interest Payment Date to the Person or Persons in whose name the Notes are registered on the Regular Record Date for such Interest Payment Date; provided that interest payable at the Stated Maturity or on a Redemption Date as provided herein shall be paid to the Person to whom principal is payable. Any such interest that is not so punctually paid or duly provided for shall forthwith cease to be payable to the Holders on such Regular Record Date and may either be paid to the Person or Persons in whose name the Notes are registered at the close of business on a Special Record Date for the payment of such defaulted interest to be fixed by the Trustee (“Notes Special Record Date”), notice whereof shall be given to Holders of the Notes not less than ten (10) days prior to such Notes Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Notes may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Base Indenture.

B.)	General.

Payments of interest on the Notes shall include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for the Notes for any period (other than a full coupon period for an installment of interest) shall be computed on the basis of the actual number of days in such period over a year of 365 days. In the event that any date on which interest is payable on any Notes is not a Business Day, then payment of the interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

Payment of principal of, premium, if any, and interest on the Notes shall be made in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, and interest on Notes represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Notes are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Stated Maturity or earlier redemption of the Notes shall be made at the office of the Paying Agent upon surrender of the Notes to the Paying Agent and (ii) payments of interest shall be made, at the option of the Corporation, subject to such surrender where applicable, by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in Canada as may be designated in writing to the Trustee at least five (5) Business Days prior to the date for payment by the Person entitled thereto.

Section 1.04 Denominations. The Notes shall be issued in denominations of $1,000 or any integral multiple of $1,000 in excess thereof.

Section 1.05 Global Securities. The Notes shall initially be issued in the form of one or more Global Securities registered in the name of the Depositary (which initially shall be CDS) or its nominee. Except under the limited circumstances described below, Notes represented by such Global Security or Global Securities shall not be exchangeable for, and shall not otherwise be issuable as, Notes in definitive form. The Global Securities described in this Article I may not be transferred except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or to a successor Depositary or its nominee.

A Global Security representing the Notes shall be exchangeable for Notes registered in the names of Persons other than the Depositary or its nominee only if (i) the Depositary notifies the Corporation that it is unwilling or unable to continue as a Depositary for such Global Security and no successor Depositary shall have been appointed by the Corporation within 90 days of receipt by the Corporation of such notification, or if at any time the Depositary ceases to be eligible to be a Clearing Agency in accordance with the applicable securities laws at a time when the Depositary is required to be so registered to act as such Depositary and no successor Depositary shall have been appointed by the Corporation within 90 days after it becomes aware of such cessation, (ii) an Event of Default has occurred and is continuing with respect to the Notes and beneficial owners of a majority in aggregate principal amount of the Notes represented by Global Securities advise the Depositary to cease acting as Depositary, or (iii) the Corporation in its sole discretion, and subject to the procedures of the Depositary, determines that such Global Security shall be so exchangeable. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Notes registered in such names as the Depositary shall direct.

Section 1.06      Optional Redemption.

A.)	Notes

At any time before March 15, 2028 (the “Par Call Date”), the Notes shall be redeemable, in whole or in part and from time to time, at the option of the Corporation, on any date (a “Notes Redemption Date”), at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (b) the Canada Yield Price of the principal amount thereof to be redeemed, plus, in either case, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after March 15, 2028, the Corporation will have the right to redeem the Notes, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such redemption date.

At the Corporation’s discretion, any redemption of the Notes may be subject to one or more conditions to be specified in the associated notice of redemption, and may be revoked if any such conditions are not satisfied.

B.)	Optional Redemption Definitions

For purposes of this Section 1.06, the following terms have the following meanings:

“Canada Yield” means, on any date, the yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by two major Canadian investment dealers acceptable to the Corporation in accordance with the Base Indenture, assuming semi-annual compounding and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity approximately equal to the remaining term to March 15, 2028.

“Canada Yield Price” means the price in respect of the principal amount of the Notes to be redeemed, calculated on the date of redemption, equal to the net present value of all scheduled payments of interest and principal on the Notes to be redeemed from the redemption date to the remaining term to March 15, 2028 using a discount rate equal to the sum of the Canada Yield on such business day plus 0.23%.

C.)	General

The Corporation shall notify the Trustee of the redemption price with respect to any redemption of the Notes occurring before the Par Call Date promptly after the calculation thereof. The Trustee shall not be responsible for calculating said redemption price.

If less than all of a series of Notes are to be redeemed, the Trustee shall select the applicable Notes or portions of the applicable Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or any integral multiple of $1,000 in excess thereof. As long as the Notes are represented by Global Securities, beneficial interests in such Notes shall be selected for redemption by the Depositary in accordance with its standard procedures therefor.

The Notes shall not have a sinking fund.

Section 1.07 Depositary; Registrar; Paying Agent. CDS shall initially act as the Depositary with respect to the Notes and the Trustee shall initially serve as Paying Agent and Custodian with respect to the Notes, with the Place of Payment initially being the Corporate Trust Office of the Trustee. The Trustee shall act as Registrar and maintain a Register in accordance with the Trust Indenture Legislation and, to the extent deemed necessary or advisable from time to time, one or more branch Registers in such places as it may determine.

Section 1.08 Transfer and Exchange. The transfer and exchange provisions set forth in Section 306 of the Base Indenture shall apply to the Notes.

Article II
MISCELLANEOUS PROVISIONS

Section 2.01 Recitals by the Corporation. The recitals in this Second Supplemental Indenture are made by the Corporation only and not by the Trustee, and all of the provisions contained in the Base Indenture in respect of the rights, privileges, immunities, powers and duties of the Trustee shall be applicable in respect of the Notes and this Second Supplemental Indenture as fully and with like effect as if set forth herein in full.

Section 2.02 Ratification and Incorporation of Base Indenture. As supplemented by the First Supplement Indenture and hereby, the Base Indenture is in all respects ratified and confirmed, and the Base Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 2.03 Executed in Counterparts. This Second Supplemental Indenture may be executed in several counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 2.04 Acceptance of Trust. The Trustee accepts the trusts in this Second Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this Second Supplemental Indenture and in accordance with the Base Indenture.

Section 2.05 Governing Law. This Second Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Newfoundland and Labrador and the laws of Canada applicable therein.

IN WITNESS WHEREOF, each party hereto has caused this instrument to be signed in its name and behalf by its duly authorized officer, all as of the day and year first above written.

Fortis Inc.

By:	(signed) “David D. Hutchens”
Name:	David D. Hutchens
Title:	President and Chief Executive Officer

By:	(signed) “Jocelyn H. Perry”
Name:	Jocelyn H. Perry
Title:	Executive Vice President, Chief Financial Officer

Signature Page – Second Supplemental Indenture

Computershare Trust Company of Canada, as Trustee

By:	(signed) “Bianca Kara”
Name:	Bianca Kara
Title:	Corporate Trust Officer

By:	(signed) “Kathy Galouzis”
Name:	Kathy Galouzis
Title:	Associate Trust Officer

Signature Page – Second Supplemental Indenture

Exhibit A

[Form of Face of Security]

THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 306 OF THE INDENTURE, (2) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 306(a) OF THE INDENTURE, (3) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 310 OF THE INDENTURE AND (4) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO FORTIS INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

FORTIS INC.

2.18% NOTE DUE 2028

No. [●]	CUSIP No. 349553AP2
ISIN No. CA349553AP21

Principal Amount: $500,000,000

Regular Record Date: Close of business on the 15th calendar day prior to the relevant Interest Payment Date (whether or not a Business Day)

Original Issue Date: May 14, 2021

Stated Maturity: May 15, 2028

Interest Payment Dates: Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2021

Interest Rate: 2.18% per annum

Authorized Denomination: $1,000 or any integral multiple of $1,000 in excess thereof

Fortis Inc., a corporation duly continued and existing under the laws of the province of Newfoundland and Labrador, Canada (herein called the “Corporation,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CDS & Co., or registered assigns, the principal sum of Five Hundred Million Dollars ($500,000,000) on the Stated Maturity shown above and to pay interest thereon from the Original Issue Date shown above, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi- annually on each Interest Payment Date as specified above, commencing on the date specified above and on the Stated Maturity, at the rate of 2.18% per annum, until the principal hereof is paid or made available for payment, and any principal and premium, and any such installment of interest, which is overdue shall bear interest at the such rate (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date (other than an Interest Payment Date that is the Stated Maturity or a Redemption Date) will, as provided in the Indenture, be paid to the Person in whose name this 2.18% Note due 2028 (this “Security”) is registered at the close of business on the Regular Record Date as specified above (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange, if any, on which the Securities of this series may be listed, and upon such notice as may be required by any such exchange, all as more fully provided in the Indenture.

Payments of interest on this Security will include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for this Security shall be computed on the basis of the actual number of days in such period over a year of 365 days and will accrue from the Original Issue Date or from the most recent Interest Payment Date to which interest has been paid or duly provided for. In the event that any date on which interest is payable on this Security is not a Business Day, then payment of the interest payable on such date shall be made on the next succeeding day that is a Business Day (and without any interest or payment in respect of any such delay) with the same force and effect as if made on the date the payment was originally payable.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Corporation maintained for that purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debts. Payments of principal of, premium, if any, and interest on the Securities of this series represented by a Global Security shall be made by wire transfer of immediately available funds to the Holder of such Global Security, provided that, in the case of payments of principal and premium, if any, such Global Security is first surrendered to the Paying Agent. If any of the Securities of this series are no longer represented by a Global Security, (i) payments of principal, premium, if any, and interest due at the Stated Maturity or earlier redemption of such Securities shall be made at the office of the Paying Agent upon surrender of such Securities to the Paying Agent, and (ii) at the option of the Corporation payment of interest may be made by (A) check mailed to the address of the Person entitled thereto as such address shall appear in the Register or (B) wire transfer at such place and to such account at a banking institution in Canada as may be designated in writing to the Trustee at least five (5) Business Days prior to the date for payment by the Person entitled thereto.

The Securities of this series shall not have a sinking fund.

The Securities of this series shall constitute the direct unsecured and unsubordinated debt obligations of the Corporation and shall rank equally in priority with the Corporation’s existing and future unsecured and unsubordinated indebtedness and senior in priority to the Corporation’s existing and future subordinated indebtedness, except to the extent prescribed by applicable law.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS SECURITY SET FORTH ON THE REVERSE HEREOF, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Fortis Inc.

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:                       , 2021

Computershare Trust Company of Canada

By:
Authorized Signatory

[Form of Reverse of Security]

This 2.18% Note due 2028 is one of a duly authorized issue of securities of the Corporation (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of December 12, 2016, as supplemented by the First Supplemental Indenture, dated as of December 12, 2016, and the Second Supplemental Indenture, dated as of May 14, 2021 (herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Corporation and Computershare Trust Company of Canada (the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitation of rights, duties and immunities thereunder of the Corporation, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof as 2.18% Notes due 2028. Capitalized terms used herein for which no definition is provided herein shall have the meanings set forth in the Indenture.

This Security shall be subject to the applicable optional redemption provisions set forth in the Indenture.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner, with the effect and subject to the conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of all series affected under the Indenture at any time by the Corporation and the Trustee with approval by Holder Direction. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than a majority in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received a Holder Direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

For disclosure purposes under the Interest Act (Canada), whenever in the Securities of this series or the Indenture interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Corporation, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

This Security shall be governed by, and construed in accordance with, the laws of the Province of Newfoundland and Labrador and the laws of Canada applicable therein.